Filed by Vimeo Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Vimeo Holdings, Inc.

Vimeo, Inc.

Registration No. 333-251656

Date: April 1, 2021

sv

Vimeo Announces Board of Directors for

Post-Spin Off Public Company

New York, NY – April 1, 2021 – Vimeo, an operating business of IAC (NASDAQ: IAC), today announced the anticipated composition of its Board of Directors, as the company prepares to spin-off from IAC. The spin-off is expected to be completed during the second quarter of 2021, at which time Vimeo is expected to become an independent company listed on Nasdaq.

The following are the anticipated 11 members of Vimeo’s post-spin Board of Directors:

●	Joey Levin, Chief Executive Officer, IAC (Chairman of the Board)
●	Adam Gross, Technology Investor and Software Industry Veteran
●	Alesia Haas, Chief Financial Officer, Coinbase
●	Kendall Handler, General Counsel, IAC
●	Ida Kane, Chief Financial Officer, Appfolio
●	Mo Koyfman, Founder and General Partner, Shine Capital
●	Spike Lee, Film Director, Producer, Screenwriter, Actor, and Professor
●	Nabil Mallick, General Partner, Thrive Capital

●	Glenn Schiffman, Chief Financial Officer, IAC
●	Anjali Sud, Chief Executive Officer, Vimeo
●	George C. Wolfe, Playwright, Film and Theater Director

“Vimeo has been part of IAC for 14 years, growing into a strong industry leader ready to stand on its own,” said Joey Levin, CEO of IAC and anticipated Chairman of the Board of Vimeo. “Hard to believe that what started as a small team inside College Humor is now positioned to become a big public company with a world-class Board of Directors. Vimeo represents the best of IAC – a long-term investment with a product that delights users in a large and growing market, an incredible management team, and big ambition.”

Vimeo Spin-Off Update

On March 24, 2021, Vimeo held its first Investor Day in advance of its previously announced pending spin-off from IAC. The replay of the event is accessible to the public at http://www.vimeo.com/investors/investor-day-2021 and on IAC’s investor relations website.

The proposed spin-off remains subject to a number of conditions including final approval by IAC's Board of Directors, approval of the separation proposal by IAC stockholders, and receipt of a tax opinion.

About Vimeo’s Board of Directors

Joseph Levin, age 41, has served as Chief Executive Officer and a member of the board of directors of IAC since June 2015. From June 2016 to June 2017, Mr. Levin also served as the interim Chief Executive Officer of Vimeo. Prior to his service in these roles, Mr. Levin served as Chief Executive Officer of IAC Search & Applications, overseeing the desktop software, mobile applications and media properties that comprised IAC’s former Search & Applications segment, from January 2012. From November 2009 to January 2012, Mr. Levin served as Chief Executive Officer of Mindspark Interactive Network, an IAC subsidiary that creates leading desktop applications, browser extensions and software, and previously served in various capacities at IAC in strategic planning, mergers and acquisitions and finance since joining IAC in 2003. Mr. Levin has served on the boards of directors of Match Group, Inc., Angi Inc. (formerly known as ANGI Homeservices Inc.) and MGM Resorts International since October 2015, September 2017 and August 2020, respectively, and currently serves as Executive Chairman of the board of Match Group, Inc. and Chairman of the board of Angi Inc. Mr. Levin previously served on the boards of directors of LendingTree, Inc. (from August 2008 through November 2014), The Active Network (beginning prior to its 2011 initial public offering through its sale in December 2013) and Groupon, Inc. (from March 2017 to July 2019). In addition to his for-profit affiliations, Mr. Levin serves on the Undergraduate Executive Board of Wharton School.

Adam Gross, age 48, has served as an advisor to (and has invested in) a variety of technology companies, including software companies such as Cypress.io (a provider of front-end testing tools built for use by developers and quality assurance engineers when testing modern applications), Pantheon (a hosting and WebOps platform through which teams can build, host and manage their websites) and Mattermost (a leading open source collaboration platform), since January 2011. From November 2013 to March 2018, Mr. Gross served in various capacities at Salesforce.com, a cloud-based software company, including most recently as Chief Executive Officer of Heroku, a Salesforce.com subsidiary that provides a platform as a service (PaaS) that enables developers to build, run and operate applications entirely in the cloud, and prior to that time, served in various executive marketing and product leadership roles at Salesforce.com. Prior to his time at Salesforce.com, Mr. Gross served as the Chief Executive Officer of Cloudconnect.com, a cloud platform that he co-founded, from January 2012 to November 2013. Prior to his time at Cloudconnect.com, Mr. Gross served in various executive marketing and product leadership roles at Dropbox, a file hosting service, as well as founded certain start-up companies in the technology sector. In addition to his for-profit affiliations, Mr. Gross currently serves as chairman of the board of directors of Democracy Works, Inc., a non-partisan organization dedicated to providing the tools, information and support needed to help Americans vote no matter what, and as a board member of Reboot, a non-profit arts and culture organization.

Alesia J. Haas, age 44, has served as Chief Financial Officer of Coinbase Global Inc., a cryptocurrency exchange, since April 2018. Prior to joining Coinbase, Ms. Haas served as Chief Financial Officer of Och-Ziff Capital Management Group LLC (now known as Sculptor Capital Management), a publicly-traded, global institutional alternative asset manager, from December 2016 to April 2018. Prior to that time, Ms. Haas served in various leadership positions at OneWest Bank, N.A., a commercial bank, from March 2009 until shortly after its acquisition by CIT Group Inc. in December 2015, including most recently as its Chief Financial Officer from January 2013 until December 2015. Ms. Haas has served as a member of the board of directors of Angi Inc. (formerly known as ANGI Homeservices Inc.), a digital marketplace for home services, since September 2017, and previously served as a member of the board of directors of Sears Holding Corporation, a holding company that owns and operates certain retail businesses, from February 2016 to December 2016.

Kendall Handler, age 36, has served as Senior Vice President and General Counsel of IAC since January 2021. Ms. Handler previously served as M&A Counsel and VP, M&A Counsel of IAC from March 2017, during which time she had primary responsibility for all legal aspects of IAC’s mergers and acquisitions and other transactional work. Before joining IAC in 2017, Ms. Handler was an associate at Wachtell, Lipton, Rosen & Katz, a New York City law firm, from 2010 to March 2017. Ms. Handler has served on the board of directors of Angi Inc. (formerly known as ANGI Homeservices Inc.) since December 2020.

Ida Kane, age 51, has served as the Chief Financial Officer of AppFolio, Inc., a publicly-traded real estate technology company, since February 2015. From 2010 to 2015, Ms. Kane served as Chief Financial Officer of Rightscale, Inc., a cloud computing management provider. From 2005 to 2009, Ms. Kane served as Chief Financial Officer at thinkorswim Group Inc., a publicly-traded online option trading and investor education company. Prior to that, Ms. Kane held other financial leadership roles in public and private companies, including serving as Chief Financial Officer and Vice President of Operations of a business unit of Franklin Covey Co., a publicly-traded training and consulting company. In addition to her for-profit affiliations, Ms. Kane served as Treasurer and a member of the board of directors of The Howard School in Carpinteria, California from 2011 through 2020.

Mo Koyfman, age 43, has served as General Partner of Shine Capital, an early-stage venture capital firm that he founded, since September 2020, and as Managing Member of MOKO Brands, an investment company that he founded, since January 2017. Prior to that time, Mr. Koyfman served as a General Partner of Spark Capital, a venture capital firm, from September 2008 to May 2016, and as Chief Operating Officer of Connected Ventures, a former subsidiary of IAC that primarily operated CollegeHumor.com (a comedy content website), BustedTees.com (an eCommerce business) and Vimeo, from August 2007 to March 2008. Mr. Koyfman previously held various positions on IAC’s mergers and acquisitions and business development teams from February 2002 to August 2007, during which time he led IAC’s acquisition of a controlling stake in Connected Ventures (which then included Vimeo) in December 2006. Prior to joining IAC, Mr. Koyfman served as an investment banker at Bear Stearns from July 2000 to February 2002. In addition to his for-profit affiliations, Mr. Koyfman has served as a founding board member of Sefaria (an organization dedicated to building the future of Jewish learning in an open and participatory way) since January 2013, and also serves on the Future Leadership Council of the Whitney Museum of American Art.

Nabil Mallick, age 37, has served as a General Partner of Thrive Capital, a New York-based venture capital firm, since May 2015. Prior to joining Thrive Capital, Mr. Mallick served as a finance executive at the H.J. Heinz Company, a consumer food company. Prior to his tenure at H.J. Heinz Company, Mr. Mallick served as an investment banker at Perella Weinberg Partners and Citigroup, advising companies on a variety of transactions. Mr. Mallick currently serves on the boards of directors of certain privately-held companies, including Glossier (a D2C beauty business), Grailed (a curated marketplace for men's clothing), Guru (an enterprise-focused information-sharing platform), Studs (an omnichannel jewelry business) and Zola (a digital platform for weddings). Mr. Mallick previously served as a board observer of Github (devtool software) and Greenhouse (HR software).

Spike Lee, age 64, is a film director, producer, screenwriter, actor and professor. Mr. Lee’s production company, 40 Acres and a Mule Filmworks, has produced more than 35 films since 1983. Most recently, Mr. Lee wrote, directed and produced Da 5 Bloods (released in 2020) and Mr. Lee has written and directed several films, including She's Gotta Have It, Do the Right Thing, Mo' Better Blues, Jungle Fever, Malcolm X, Crooklyn, Clockers, 25th Hour, Inside Man, Chi-Raq and BlacKkKlansman, as well acted in ten of the films he has written, directed and/or produced. Mr. Lee has been a nominee and is the recipient of several awards throughout his career, including Academy, British Film Academy, Golden Globe, Emmy, Cesar, Peabody, Black Reel, American Black Film Festival, Berlin Film Festival and Cannes Film Festival awards. Among other awards, Mr. Lee won the Time Warner Innovator Award in 2004, the Ossie Davis Award in 2005 and the Dorothy and Lillian Gish Prize in 2013. Mr. Lee currently serves on the board of directors of his privately-held production company, 40 Acres and a Mule Filmworks.

Glenn H. Schiffman, age 51, has served as Executive Vice President and Chief Financial Officer of IAC since April 2016 and currently serves as interim Chief Financial Officer of Angi Inc. (formerly known as ANGI Homeservices Inc.), a role he previously held from September 2017 to March 2019. Prior to joining IAC, Mr. Schiffman served as Senior Managing Director at Guggenheim Securities, the investment banking and capital markets business of Guggenheim Partners, from March 2013. Prior to his tenure at Guggenheim Securities, Mr. Schiffman was a partner at The Raine Group, a merchant bank focused on advising and investing in the technology, media and telecommunications industries, from September 2011 to March 2013. Prior to joining The Raine Group, Mr. Schiffman served as Co-Head of the Global Media group at Lehman Brothers from 2005 to 2007 and Head of Investment Banking Asia- Pacific at Lehman Brothers (and subsequently Nomura) from April 2007 to January 2010, as well as Head of Investment Banking, Americas from January 2010 to April 2011 for Nomura. Mr. Schiffman’s roles at Nomura followed Nomura’s acquisition of Lehman’s Asia business in 2008. In his not-for-profit affiliations, Mr. Schiffman is a member of the National Committee on United States-China Relations and serves as a member of the Duke Children’s National Leadership Council. He is also the Founder and Chairman of the Valerie Fund Endowment and a member of the Valerie Fund’s Board of Advisors, the mission of both of which is to provide individualized care to children at medical centers close to home. He previously served on the Duke Health Board of Visitors from May 2008 until June 2019 and the Duke School of Medicine Board of Visitors from July 2019 until June 2020. Mr. Schiffman has served on the boards of directors of Match Group, Inc. and Angi Inc. since September 2016 and June 2017, respectively.

Anjali Sud, age 37, has served as Chief Executive Officer of Vimeo since July 2017. Prior to that time, Ms. Sud previously served as Vimeo’s Senior Vice President and General Manager, Creator Platform from September 2016 to June 2017, Vice President and Head of Global Marketing from July 2015 to August 2016, and Director of Marketing from July 2014 to June 2015. Prior to joining Vimeo in July 2014, Ms. Sud held various management positions at Amazon and was a member of the mergers and acquisitions team at Time Warner, a cable television company. Ms. Sud has served on the board of directors of Dolby Laboratories (a creator of audio and imaging technologies that transform entertainment and communications at the cinema, at home, at work and on mobile devices) since May 2019. In her not-for-profit affiliations, Ms. Sud serves as a Young Global Leader at the World Economic Forum. Ms. Sud holds a B.Sc. from The Wharton School of the University of Pennsylvania and an MBA from Harvard Business School.

George C. Wolfe, age 66, is a director and writer of theatre and film. He has won five Tony Awards and directed seventeen Broadway productions, including Angels in America, Parts One and Two, Bring in 'da Noise, Bring in 'da Funk, Jelly's Last Jam, The Normal Heart, Caroline, or Change, Shuffle Along, or, the Making of the Musical Sensation of 1921, and All That Followed, and most recently The Iceman Cometh, with Denzel Washington. For film, he recently directed Ma Rainey's Black Bottom for Netflix, The Immortal Life of Henrietta Lacks for HBO, and Lackawanna Blues, for which he was named Best Director by the National Board of Review and the Director's Guild of America. From 1993 to 2004 he was the Producer of the Public Theatre/New York Shakespeare Festival, and served on the President's Committee for the Arts and Humanities under President Obama from 2009 to 2017. Mr. Wolfe’s awards and distinctions include the Lambda Liberty Award, a New York Public Library Literary Lion, Obie, Outer Critics and Drama Desk Awards, the Society of Directors and Choreographers Calloway and Abbott Awards, the Distinguished NYU Alumni Award, the Dramatists Guild's Hull-Warner Award, and the Brendan Gill Prize. He was declared a Living Landmark by the New York Landmark Conservancy.

About Vimeo

Vimeo is the world's leading all-in-one video software solution. Our platform enables any professional, team, and organization to unlock the power of video to create, collaborate and communicate. We proudly serve our growing community of over 200 million users — from creatives to entrepreneurs to the world's largest companies. Learn more at www.vimeo.com.

About IAC

IAC (NASDAQ: IAC) builds companies. We are guided by curiosity, a questioning of the status quo, and a desire to invent or acquire new products and brands. From the single seed that started as IAC over two decades ago have emerged 10 public companies and generations of exceptional leaders. We will always evolve, but our basic principles of financially-disciplined opportunism will never change. IAC today operates Vimeo, Dotdash and Care.com, among many others, and has majority ownership of Angi Inc. which includes Angie's List, HomeAdvisor and Handy. The Company is headquartered in New York City and has business operations and satellite offices worldwide.

# # #

Contacts:

Vimeo Communications

Matt Anchin

matt.anchin@vimeo.com

IAC/Vimeo Investor Relations

Mark Schneider

mark.schneider@iac.com

IAC Corporate Communications

Valerie Combs

valerie.combs@iac.com

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This press release may contain "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to IAC/InterActiveCorp's ("IAC") and Vimeo, Inc.'s ("Vimeo") anticipated financial performance, objectives, plans and strategies, statements relating to the anticipated consummation (including anticipated timing) of the pending separation of Vimeo from IAC, and all statements (other than statements of historical facts) that address activities, events or developments that IAC and Vimeo intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as "believe," "may," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions, and are based on assumptions and assessments made by IAC's and Vimeo's management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. IAC and Vimeo undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: risks and uncertainties discussed in reports that IAC has filed with the SEC; the risks inherent in separating Vimeo from IAC, including uncertainties related to, among other things, the costs and expected benefits of the proposed transaction, the expected timing of the transaction or whether it will be completed, whether the conditions to the transaction can be satisfied or any event, change or other circumstance occurs that could give rise to the abandonment of the proposed spin-off (including the failure to receive any required approvals from the stockholders of IAC), any litigation arising out of or relating to the proposed transaction, the expected tax treatment of the transaction, and the impact of the transaction on the businesses of IAC and Vimeo; and other circumstances beyond IAC's and Vimeo's control. You should not place undue reliance on these forward-looking statements. For more details on factors that could affect these expectations, please see IAC's filings with the SEC, including a joint registration statement on Amendment No. 3 to Form S-4 filed by IAC and Vimeo Holdings, Inc. (“Holdings”) on March 12, 2021 that includes a preliminary proxy statement of IAC and a preliminary consent solicitation statement of Vimeo.

No Offer or Solicitation / Additional Information and Where To Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is being made in respect of a proposed separation of Vimeo from the remaining businesses of IAC through the spin-off (the "Spin-off") of Holdings, a new Vimeo holding company, and a merger of Vimeo with a subsidiary of Holdings (the "Merger"). In connection with the Spin-off and the Merger, IAC and Holdings intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), and have filed a joint registration statement on Form S-4 that includes a preliminary proxy statement of IAC and a preliminary consent solicitation statement of Vimeo and that also constitutes a prospectus of IAC and of the new Vimeo holding company. The information in the preliminary proxy statement/consent solicitation statement/prospectus is not complete and may be changed. IAC will deliver the definitive proxy statement and Vimeo will deliver the definitive consent solicitation statement to their respective stockholders as required by applicable law. This communication is not a substitute for the proxy statement/consent solicitation statement/prospectus or any other proxy statement, consent solicitation statement or any other document that may be filed with the SEC in connection with the Spin-off or the Merger.

INVESTORS AND SECURITY HOLDERS OF IAC AND VIMEO ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED SPIN-OFF AND MERGER.

Investors and security holders may obtain copies of these materials and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. Copies of documents filed with the SEC by IAC (when they become available) may be obtained free of charge on IAC's website at www.iac.com.

Participants in the Solicitation

IAC, Vimeo, Holdings and IAC's directors and executive officers may be deemed to be participants in the solicitation of proxies from IAC's stockholders in favor of the proposed Spin-off and the solicitation of consents from Vimeo's stockholders in favor of the proposed Merger under the rules of the SEC. Information about IAC's directors and executive officers is available in the joint registration statement on Amendment No. 3 to Form S-4 which was filed with the SEC by IAC and Holdings on March 12, 2021. Additional information regarding participants in the solicitations and a description of their direct and indirect interests will be included in the proxy statement/consent solicitation statement/prospectus and the other relevant documents filed with the SEC when they become available.